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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. _____)

                           Petroleum Geo Services ASA
                    -----------------------------------------
                                (Name of Issuer)


                 Common Stock, nominal value NOK5 per share, and
             American Depositary Shares, each representing one share
                                 of Common Stock
         --------------------------------------------------------------
                         (Title of Class of Securities)


                                    7165 9710
                    -----------------------------------------
                                 (CUSIP Number)


                                February 27, 2003
         --------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / / Rule 13d-1(b)
      /X/ Rule 13d-1(c)
      / / Rule 13d-1(d)

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CUSIP NO.  7165 9710

1.    Name of reporting persons
      I.R.S. Identification Nos. of above persons (entities only)
      Umoe Invest AS (IRS No. N/A)

2.    Check the appropriate box if a member of a group

            (a)   / /
            (b)   / /

3.    SEC use only

4.    Citizenship or place of organization  Norway

Number of shares beneficially owned by each reporting person with

      5.    Sole voting power               12,288,900

      6.    Shared voting power             None

      7.    Sole dispositive power          12,288,900

      8.    Shared dispositive power        None

9.    Aggregate amount beneficially owned by each reporting person  12,288,900

10.   Check if the aggregate amount in Row (9) excludes certain shares  / /

11.   Percent of class represented by amount in Row 9  11.9%

12.   Type of reporting person  IV (Non-US Investment Company)

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Item 1(a).  Name of issuer:  Petroleum Geo Services ASA

Item 1(b).  Address of issuer's principal executive
            offices:  16010 Barkers Point LN,
                      Houston, TX 77079

Item 2(a).  Names of person filing:  Umoe Invest AS

Item 2(b).  Address of principal business
            office:  Strandeveien 18, Lysaker, Norway N-1324

Item 2(c).  Citizenship:  Norway

Item 2(d).  Title of class of securities:  Common Stock

Item 2(e).  CUSIP No.:  7165 9710

Item 3. If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)   / /   Broker or dealer registered under section 15 of the Act
                        (15 U.S.C. 78o);
            (b)   / /   Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c);
            (c)   / /   Insurance company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c);
            (d)   / /   Investment company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8);
            (e)   / /   An investment adviser in accordance with Sec.
                        240.13d-1(b)(1)(ii)(E);
            (f)   / /   An employee benefit plan or endowment fund in accordance
                        with Sec. 240.13d-1(b)(1)(ii)(F);
            (g)   / /   A parent holding company or control person in accordance
                        with Sec. 240.13d-1(b)(ii)(G);
            (h)   / /   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813);
            (i)   / /   A church plan that is excluded from the definition of an
                        investment company under section 3(c) (14) of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-3);
            (j)   / /   Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership  See Items 5-9 and Item 11 of cover page

            (a)   Amount beneficially owned:
            (b)   Percent of class:
            (c)   Number of shares as to which the person has:
            (i)   Sole power to vote or to direct the vote:
            (ii)  Shared power to vote or to direct the vote:
            (iii) Sole power to dispose or to direct the disposition of:
            (iv)  Shared power to dispose or to direct the disposition of:

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Item 5.     Ownership of 5 percent or Less of a Class  N/A

Item 6. Ownership of More than 5 Percent on Behalf of Another Person All of the securities are beneficially owned by Umoe Invest AS.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or
            Control Person                                             N/A

Item 8.     Identification and Classification of Members of the Group  N/A

Item 9.     Notice of Dissolution of Group                             N/A

Item 10.    Certifications

      The following certification shall be included if the statement is filed pursuant to Sec. 240.13d-1(c):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  14 March 2003

                                   /s/ Erland Grimstad
                                   ------------------------------------------
                                   Signature

                                   Erland Grimstad, Executive Vice President
                                   ------------------------------------------
                                   Name/Title